Exhibit 12

American General Finance, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Earnings: Income before provision for income taxes	$ 820,317	$ 693,671	$ 575,408	$ 492,168	$ 356,518
Interest expense	884,971	636,304	546,716	559,291	635,483
Implicit interest in rents	19,314	18,040	17,913	17,160	16,464
Total earnings	$1,724,602	$1,348,015	$1,140,037	$1,068,619	$1,008,465
Fixed charges: Interest expense	$ 884,971	$ 636,304	$ 546,716	$ 559,291	$ 635,483
Implicit interest in rents	19,314	18,040	17,913	17,160	16,464
Total fixed charges	$ 904,285	$ 654,344	$ 564,629	$ 576,451	$ 651,947
Ratio of earnings to fixed charges	1.91	2.06	2.02	1.85	1.55

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